U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:    November 29, 2013

NEWS RELEASE

Corporate	Investors
MFC Industrial Ltd.	Cameron Associates
Rene Randall	Kevin McGrath
1 (604) 683 8286 ex 224	1 (212) 245 4577
rrandall@bmgmt.com	kevin@cameronassoc.com

MFC RESPONDS TO SERIAL VIOLATOR OF SECURITIES LAWS SEEKING TO UNLAWFULLY SEIZE
CONTROL

Company Takes Action to Protect Interests of All Shareholders, Compel Compliance and Prevent Peter Kellogg and Affiliates from Profiting from their Willful Violations of Applicable Laws

NEW YORK (November 27, 2013) . . . MFC Industrial Ltd. ("MFC" or the "Company") (NYSE: MIL) today responded to the press release of Peter Kellogg ("Kellogg") and IAT Reinsurance Company Ltd. ("IAT") that they have nominated persons to be elected as directors at the annual general meeting of the Company. MFC announces that, as a result of numerous, egregious and ongoing violations of Canadian and United States securities laws, it has commenced legal actions against Kellogg, IAT and their related entities (the "Kellogg Group") in the British Columbia Supreme Court (Vancouver Registry) and the United States District Court for the Southern District of New York seeking, among other things, orders prohibiting the Kellogg Group from voting its MFC shares or acquiring further MFC shares and requiring the Kellogg Group to dispose of MFC shares. Additionally, MFC has applied to a Canadian securities regulator to investigate the actions of the Kellogg Group and make appropriate orders.

The Company has undertaken the foregoing actions to prevent the Kellogg Group's improper and unlawful attempt to seize control of the Company while continually disregarding applicable laws and the rights of other shareholders.

MFC believes that the Kellogg Group's actions, including the process of acquiring its current significant ownership of MFC shares, have flagrantly and repeatedly violated applicable securities laws, including as follows:

  Since at least 1999, the Kellogg Group has been an "insider" by acquiring over 10% of MFC shares, but left MFC shareholders and the markets in the dark regarding its subsequent acquisitions of MFC shares and its intentions in violation of "insider", "early warning" and "takeover bid" laws.

  Canadian securities laws require a person, such as the Kellogg Group, who acquires 10% or more of MFC's outstanding voting shares to publicly file and issue an "insider report", "press release" and "early warning report" (collectively, the "Early Warning Regime") in order to alert shareholders and the market to the acquisition and intentions of a person acquiring a significant ownership interest. The Early Warning Regime also requires further such public reports and disclosure for subsequent purchases in excess of 2% of the MFC shares. The Kellogg Group broke the 10% threshold in 1999, but failed to comply with the Early Warning Regime for almost 14 years until October 1, 2013, when it disclosed ownership of 33.0% of the outstanding MFC shares.

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  The Early Warning Regime also provides that, during the time the Kellogg Group was required to file an early warning report or further report (acquisition of 10% and subsequent acquisitions of 2%) and ending one business day after such report or further report is filed, the Kellogg Group must not acquire any additional MFC shares. Despite acquiring 10% of the MFC Shares in 1999, the Kellogg Group continually and repeatedly violated these requirements by acquiring MFC shares without complying with the Early Warning Regime and, in particular, in violation of the prohibition on acquisitions of further MFC shares until after filing the requisite early warning report or further report.

  Today, the Kellogg Group continues to violate securities laws as its filed reports are misleading and fail to disclose the actual date and amount of acquisitions and/or dispositions, the prices paid and received for MFC shares and other required disclosure.

  Under Canadian takeover bid rules, unless an applicable exemption applies, a person acquiring 20% or more of an issuer's outstanding securities must make a formal takeover bid to all shareholders and comply with timing, disclosure, pricing and other requirements designed to foster fair and efficient capital markets and the fair treatment of shareholders. It appears that the Kellogg Group surpassed this 20% threshold in 2000 and has thereafter made numerous acquisitions to increase its ownership to 33% without making any formal takeover bid to all shareholders.

  Between May 2003 and August 2006, MFC had a shareholders rights plan (the "2003 Rights Plan") in place. Pursuant to the 2003 Rights Plan, the Kellogg Group would have triggered the plan by acquiring an additional 0.5% of MFC's shares, thereby entitling all other shareholders to acquire additional MFC shares at a very substantial discount to market prices. We believe the Kellogg Group may likely have triggered the 2003 Rights Plan as a result of its acquisitions but currently cannot yet finally determine the matter as a result of the Kellogg Group's late, incomplete and misleading filings to date.

  United States securities laws require that a shareholder holding more than 5% of a company's shares file a Schedule 13D and amendments thereto and disclose, among other things, the purpose of its investment to other shareholders as well as any arrangements, understandings or agreements with other shareholders with respect to a company's shares. The Kellogg Group failed to file Schedule 13D ownership reports under United States securities laws between February 2001 and January 2013 (approximately 12 years) when it disclosed it had increased its ownership to approximately 30.9% of the outstanding MFC shares.

Mr. Kellogg, IAT and the Kellogg Group are very sophisticated and experienced financial and capital markets participants. Accordingly, MFC believes their failure to comply with applicable laws can only be seen as a calculated and deliberate attempt to take control of the Company, while keeping other MFC shareholders and markets uninformed of their true intentions in order to avoid having to pay shareholders a "control premium". If left unsanctioned, MFC believes the Kellogg Group's conduct has caused and will continue to cause significant harm and damage to MFC, its shareholders and the capital markets.

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Mr. Kellogg and the Kellogg Group have a significant prior record of run-ins with legal regulators, including:

  as outlined in an article in Forbes Magazine dated March 5, 2001 titled "Are You a Chump" and another article dated June 17, 2013 titled "Billionaire Seeks $186 Million Tax Refund, Claims IRS Biased by 'Politically Charged Atmosphere'", Kellogg and IAT have been embroiled in significant ongoing lawsuits with the IRS after the IRS rejected various tax exemptions claimed by IAT and/or its affiliates which permitted the Kellogg Group to avoid very significant tax obligations and resulted in the IRS seeking and collecting in excess of $185 million in taxes, interest and other charges; and

  the Kellogg Group has acquired significant ownership interests in other foreign public companies and either purposefully or recklessly disregarded their public reporting and ownership disclosure requirements and MFC understands that such actions and lack of disclosure by the Kellogg Group are being investigated by the applicable securities regulator.

In addition to the court actions already commenced, MFC's board of directors will consider such additional actions as may be advisable to protect the Company and its shareholders from the unlawful actions by the Kellogg Group and ensure they do not improperly "profit" or "gain unfair advantage" from their egregious violations of applicable laws.

Mr. Michael Smith, Chief Executive Officer, commented: "We are extremely disappointed by the actions of the Kellogg Group and their attempt to improperly profit from their failure to comply with applicable laws." Mr. Smith added: "We intend to act in the best interests of the Company and all of its shareholders. We believe market participants should comply with applicable laws so as to permit the fair and equal treatment of all shareholders." He concluded: "Unfortunately, it appears that because of his position and substantial net worth, Mr. Kellogg has determined that the laws and rules do not apply to his actions and he is free to profit from his violations."

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources interests. We also provide logistics, financial and risk management services to producers and consumers of commodities. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

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Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests or any revisions to their current plans and projections, which could be made without notice to us; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions; (ix) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (x) counterparty risks related to our trading activities; (xi) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests (xii) delays in obtaining requisite environmental and other permits or project approvals; (xiii) potential title and litigation risks inherent with the acquisition of distressed assets; (xiv) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; (xv) the availability of services and supplies; (xvi) operating hazards; (xvii) our ability to enter into definitive agreements on acceptable terms respecting joint ventures and partnerships relating to our processing facilities; and (xviii) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F and our Management’s Discussion and Analysis for the year ended December 31, 2012, filed with the Canadian securities regulators.

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